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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                        Date of Report: November 8, 2005

                               CEMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X            Form 40-F
                                -----                     -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No    X
                         -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________


                     N/A
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                                    Contents

   1. Press release issued by CEMEX, S.A. de C.V. and Lafarge SA, dated November 3, 2005, announcing that they have signed a Letter of Intent to terminate their 50/50 joint ventures in Readymix Asland S.A. in Spain and Betecna Betao Pronto S.A. in Portugal (attached hereto as exhibit 1).


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   CEMEX, S.A. de C.V.
                                         ---------------------------------------
                                                    (Registrant)



Date:    November 3, 2005                By:       /s/ Rafael Garza
      ------------------------              ------------------------------------
                                                   Name:   Rafael Garza
                                                   Title:  Chief Comptroller


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                                  EXHIBIT INDEX
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EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

    1 Press release issued by CEMEX, S.A. de C.V. and Lafarge SA, dated November 3, 2005, announcing that they have signed a Letter of Intent to terminate their 50/50 joint ventures in Readymix Asland S.A. in Spain and Betecna Betao Pronto S.A. in Portugal.

                                                                       EXHIBIT 1


LAFARGE                                                         CEMEX
                                                         Building the future(TM)


                                                                   PRESS RELEASE


Euronext: LG, NYSE: LR                                   NYSE: CX, BMV: CEMEXCPO


                                                        Madrid, November 3, 2005

                 LAFARGE AND CEMEX TERMINATE THEIR JOINT VENTURE
                IN AGGREGATES AND CONCRETE IN SPAIN AND PORTUGAL


LAFARGE and CEMEX announce that they have signed today a Letter of Intent to terminate their 50/50 joint venture in READYMIX ASLAND S.A. (RMA) in Spain, and Betecna Betao Pronto S.A. (BETECNA) in Portugal.

This transaction is subject to the approval by the relevant competition authorities.

With 122 concrete plants and 12 aggregates quarries, RMA is today the leader of the Spanish concrete market.
BETECNA is composed of 40 concrete plants and 4 aggregates quarries, and is one of the leading suppliers of concrete and aggregates in the Portuguese market.

According to the terms of this agreement, LAFARGE ASLAND will hold 100% of the shares of both RMA and BETECNA. CEMEX will retain 28 concrete plants and 6 aggregates quarries from RMA in Spain, plus will receive approximately 50 M(euro) in cash.


CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.cemex.com

Lafarge, the world leader in building materials, present in Spain through the subsidiary Lafarge Asland, holds top-ranking positions in all four of its
Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of (euro)14.4 billion in 2004. Lafarge Asland is composed by three cement plants in Spain, located in Montcada i Reixac (Barcelona), Sagunto (Valencia) and Villaluenga de la Sagra (Toledo); employs 500 people and, during 2004, produced 4,6 million tons of cement. Additional information is available on the web site at www.lafarge.com.